Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:
We consent to the incorporation by reference in the registration statements (No. 33-2094 and 333‑125675) on Form S-8 of Meredith Corporation of our report dated June 23, 2015, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP
Des Moines, Iowa
June 23, 2015